

Lars Rissmann · 2nd in

 **Groomit for Pets**

COO & Co-Founder Groomit for Pets - eCommerce - StartUps - Mobile Applications

New York City Metropolitan Area · 500+ connections ·

Contact info

Experience



Chief Operations Officer

Groomit for Pets

Feb 2017 – Present · 3 yrs 7 mos

New York, New York

Working with CEO, executive team and investors to define and execute growth strategies

- Business Development, Marketing, Sales
- Recruiting and team building
- Financing and Venture Capitalist
- UX Design and app development

 House Calls for Everything!

 We're hiring in NYC

Sales Represantative - East USA

Lebara

Apr 2015 – Aug 2016 · 1 yr 5 mos

Greater New York City Area

- Developing strategy, tactics, sales plans and pro
- Plan and execute innovative direct marketing and
- Ensured strong client relations and prompt inver



Director of Sales and Business Developme

Black Wireless

Aug 2014 – Apr 2015 · 9 mos

Greater New York City Area

- Continuously improve processes to successfully
& Account Management teams & have increased
- Streamlined day-to-day operations of the E-Con
- Managing Social Media & Online Marketing Platf

Mox Telecom America Inc.

14 yrs 5 mos

Director of Sales America

Jun 2006 – Jul 2014 · 8 yrs 2 mos

- Identifying and reporting on business opportunities in target markets
- Maximizing new business development opportunities
- Developing strategy, tactics, sales plans and profit targets
- Lead and developed a team of tenured sales professionals resulting in consistently ...see mor

Director of Sales Germany

Mar 2000 – May 2006 · 6 yrs 3 mos
Ratingen / Germany

- Developing strategy, tactics, sales plans and pr[o]
constraints and always exceeding expectations
- Developed innovative and successful local and [n]
promotions to build brand recognition

Sales Representative

Debitel AG
May 1998 – Feb 2000 · 1 yr 10 mos
Düsseldorf Area, Germany

- Managed closing duties, including restocking ite[m]
- Collaborated with other team members on speci[...]
- Set up in Store events & promotions

Show 1 more experience ⌄

Education

Ashford University

In Progress, Business Administration and Manage[ment]
2013
Activities and Societies: Online Marketing, Sales, [...]

Hoehere Handeslsschule (Business)

Fachhochschulreife, Business/Commerce, General
1993 – 1995
Activities and Societies: Discussion, Internships

Licenses & Certifications

Digital Marketing - SEO - SEM

Simplilearn
Issued Jun 2016 · No Expiration Date

Digital Marketing

Shaw Academy

Volunteer Experience

Volunteer Firefighter

Freiwillige Feuerwehr Hagen
Jan 1994 – Jan 2003 • 9 yrs 1 mo

Volunteer Firefighter City of Hagen

Support

PETA
Jan 2015 – Present • 5 yrs 8 mos
Animal Welfare

Peta is largest animal rights organization in the wc
supporters.



